Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Financial Calendar update

Financial calendar for Marine Harvest ASA

FINANCIAL YEAR 2015

Quarterly Report - Q4 - 17.02.2016

FINANCIAL YEAR 2016

Quarterly Report - Q1 - 11.05.2016

Quarterly Report - Q2 - 18.08.2016

Quarterly Report - Q3 - 02.11.2016

Capital Markets Day - 01-02.06.2016

Annual General Meeting - 15.06.2016

The release from 10.11.2015 is now updated with a Capital Markets Day.

Please note that the financial calendar may be subject to changes.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.